UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   July 2013

Commission File No.   0-50824

Esperanza Resources Corp.

(Name of Registrant)

400 Burrard Street, Suite 1400, Vancouver, British Columbia, Canada, V6C 3A6

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ____

FORM 40-F  __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Resources Corp.

(Registrant)

Dated: July 18, 2013	By: /s/ "Warren Beil" Warren Beil, Corporate Secretary

Exhibits:

99.1

Material Change Report

99.2

Notice of Meeting

99.3

Arrangement Agreement